Filed by Towers, Perrin, Forster & Crosby, Inc.,
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies:
Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)
Towers, Perrin, Forster & Crosby, Inc. (Commission File No. )
Jupiter Saturn Holding Company (Commission File No. )
Towers Watson Update: June 30, 2009
As you know, on Sunday, we announced that Towers Perrin and Watson Wyatt have agreed to combine in a merger of equals and form a new firm, which will be called Towers Watson.
We will provide you with ongoing updates during the integration planning process to keep you informed and solicit your thoughts and feedback.
This update is intended to provide additional information about some of the individuals who are expected to play key roles in Towers Watson. As you know from the press release, John Haley will serve as CEO of the new firm, and Mark Mactas will serve as President.
Towers Watson’s three business segments and four geographic regions will report to the President, Mark Mactas.
The appointed leaders for these segments and geographies are as follows:
•	The Benefits segment will be led by Gene Wickes, who currently is the Global Director for Benefits consulting at Watson Wyatt

•	The Risk & Financial Services segment will be led by Tricia Guinn, who as you know, currently heads up that segment here at Towers Perrin

•	The Talent & Rewards segment will be led by Julie Gebauer, currently the head of TP-ISR here at Towers Perrin

•	North America will be led by Jim Foreman, who leads the Towers Perrin Human Capital Group segment

•	Europe, Middle East and Africa (“EMEA”) will be led by Babloo Ramamurthy, who leads that geography for Watson Wyatt today

•	Asia Pacific will be led by Bob Charles, currently in that same role at Watson Wyatt

•	Latin America will be led by Luiz-Roberto Gouvea, currently in that same role at Towers Perrin
The President (Mark Mactas), the corporate functions, and the Chief Administrative Officer (CAO) will report to the CEO, John Haley.
The appointed leaders for the corporate functions are as follows:
•	The General Counsel will be Wally Bardenwerper, currently General Counsel at Watson Wyatt

•	The CFO will be Roger Millay, who serves in that capacity at Watson Wyatt today

•	The CIO will be Tony Candito, who is returning from retirement to lead this function. Prior to his retirement, Tony served as CIO and CAO for Towers Perrin

•	The Corporate Development Unit will be led by Gordon Gould, who currently leads that function here at Towers Perrin

•	The HR function will be led by Steve Mele, currently in that post at Watson Wyatt

•	The Marketing function will be led by Sharon Clark, who heads up that function here at Towers Perrin

•	Anne Bodnar, currently the Managing Director, HR for Towers Perrin, will serve as the Towers Watson CAO, focused on overall integration of the corporate units; with HR, Marketing, and Office Services reporting to her.
Each of these leaders will be working with the Integration Leadership Team, led by Bob Hogan of Towers Perrin and Kevin Meehan of Watson Wyatt, on the organization design and leadership selection process for their respective areas of responsibility over the next few months.
More information will be provided on these leaders and the overall integration team progress as soon as it becomes available, as always, subject to applicable legal limitations.

FORWARD-LOOKING STATEMENTS
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the anticipated leadership positions for Towers Watson if the transaction closes. Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
This communication was released on June 30, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION. You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.
Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company will be contained in the joint proxy statement/prospectus which will be filed by the Holding Company with the Commission. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.